Filed Pursuant To Rule 433
Registration No. 333-158105
March 2, 2010
2010 ETF Outlook Audiocast (recorded by John Cronin)
Read aloud:
Hello. My name is John Cronin and I am a product strategist within SSgA’s Intermediary Business Group. Today I would like to provide you with a few highlights from our recent paper that focuses on the past year of the ETF industry and the outlook for 2010.
The ETF industry in 2009 was really a reflection of the acute reversal in overall market fortunes. Much like equity markets themselves, ETFs rebounded in the second half of the year and returned to the 40% YOY asset level growth that has come to define the industry over the last decade. ETFs finished the year with $116 billion in net inflows marking the third consecutive year in which ETF inflows have exceeded $100 billion. In our view this is evidence that investors are becoming more concerned about intraday liquidity, transparency and cost efficiency. If the US ETF industry eclipses the $1 trillion mark during 2010 as forecasts have suggested, it is likely that that there will be several key drivers that help propel the industry to this point and beyond. In fact, many of these catalysts helped characterize the year for ETFs in 2009.
The growth in 2009 mirrored recent years as products offering access to newer areas of the market continue to preliterate. Noteworthy strides were made in domestic and international fixed income, commodities, currencies, and hedging vehicles like inverse and leveraged products. We may also look back at 2009 as the year the active ETF was born as proven active mutual fund managers launched ETFs. While a limited track record may be inhibiting growth in these products, it is not yet clear whether advisor demand for active products is present. 2010 should prove to be a good early indicator on long-term prospects for active ETFs.
In many ways flows across the ETF industry throughout 2009 were a reflection of broader market sentiment. The year opened with a sustained shift away from Large Cap US and Developed International equities and into more defensive asset classes like gold and investment grade corporate bonds. In fact, SPDR® Gold Shares (GLD) led all exchange traded products in terms of net cash flows by a margin of almost $5 billion. Despite the polarizing views on the future price of gold as it approached $1,250/oz., SPDR Gold Shares (GLD) proved resilient and built on its record first quarter for the remainder of the year, finishing with net inflows close to $14 billion.
Reassessing risk was the prevailing theme throughout the second half as attractive equity and fixed income risk premiums lured investors into the riskier categories that were shunned during much of 2008, ultimately narrowing those premiums to more normalized levels. A fitting paradigm of this scenario was offered by the high yield space. Inflows into the SPDR Barclays Capital High Yield Bond ETF (JNK) were less than $865 million in 2008 as the credit crisis crested and investors flocked to the safest vehicles. However, as high yield credit spreads hovered close to 17% through much of the first quarter, investors seized the opportunity and poured $2.3 billion into the product, tripling 2008’s levels. Those first-movers were rewarded as many high yield bond indices closed the year with gains north of 50%.
In light of that, Fixed Income ETFs continued on their recent success in 2009. Even as recently as the end of 2006 there were only six fixed income ETFs with a modest $20.3 billion in assets, which at the time represented just 4.8% of total industry assets. Since then, they have gradually expanded their imprint on the industry culminating with a 78% increase in 2009 as assets grew to 13% of the overall industry. In our view, this is a trend that is likely to continue considering that relative to the mutual fund industry, fixed income ETFs still account for only a small portion of industry assets. Bond funds currently make up 40% of mutual fund industry assets excluding money market funds; at just 13% of the industry total, fixed income ETFs still have ample room for growth.
Despite the recent expansion, the industry remains largely concentrated at the top with the top ten products commanding 39% of total industry assets and 60% of notional trading volume on an annual basis. At a firm level, the portrait is similar with 84% of industry assets residing in the top three providers. Moreover, these same three firms accounted for almost 80% of ETF volume throughout the year.

As the ETF industry approaches $1 trillion in assets, several questions remain about what the next frontier will be. It’s possible that we will reflect back on 2009 as a pivotal year in the development of the industry as the groundwork has been laid for many of the industry’s future catalysts. While there are challenges that remain with respect to some of the potential drivers, considerable strides have been made within the past year to overcome many of those hurdles. What is certain is that again, much like markets as a whole, the view of the horizon for the exchange trade fund industry appears much more promising than it did at the close of 2008.
For up-to-date information or the most recent performance on all of our family of exchange traded funds please visit SPDRS.com, (S-P-D-R-S.com) or call 866.787.2257.
Additionally, the complete paper, 2009 Year End Review & 2010 Outlook, can be found on SPDRU.com.
Thank you.
DISCLAIMER:
FOR INVESTMENT PROFESSIONAL USE ONLY
This audiocast is provided for informational use only and should not be considered investment advice or an offer for a particular security. The views and opinions expressed are as of the date of the recording, and do not necessarily represent the views of State Street Corporation or its affiliates. Views and opinions are subject to change at any time based upon market or other conditions and should not be relied on as investment advice. Neither State Street nor the speaker can be held responsible for any direct or incidental loss incurred through the use of the information herein. Please consult your financial and/or tax or advisor for additional information concerning your specific situation.
This audiocast may not be reproduced, sold or redistributed without the written consent of State Street Corporation.
The SPDR® Gold Trust (the “Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Trust has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust, or any underwriter or any dealer participating in the offering, will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.
The prospectus contains information about the Trust and the SPDR® Gold Shares (the “Shares”) which is material and/or which may be important to you. You should read the entire prospectus, including ‘‘Risk Factors’’ before making an investment decision about the Shares.
Statement Regarding Forward-Looking Statements
This document includes “forward-looking statements” which generally relate to future events or future performance. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “it is likely,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or the negative of these terms or other comparable terminology. All statements (other than statements of historical fact) included in this document that address activities, events or developments that will or may occur in the future, including such matters as changes in commodity prices and market conditions (for gold and the Shares), the Trust’s operations, the plans of the World Gold Trust Services LLC (the “Sponsor”) and references to the Trust’s future success and other similar matters are forward-looking statements. Investors are cautioned that these statements are only projections. Actual events or results may differ materially. These statements are based upon certain assumptions and analyses the Marketing Agent made based on its perception of historical trends, current conditions and expected future developments, as well as other factors believed appropriate in the circumstances. Whether or not actual results and developments will conform to the Marketing Agent’s expectations and predictions, however, is subject to a number of risks and uncertainties, including the factors identified in the “Risk Factors” section of the Prospectus filed with the SEC and in other filings made by the Trust from time to time with the SEC. Consequently, all the forward-looking statements made in this material are qualified by these cautionary statements, and there can be no assurance that the actual results or developments the Sponsor or Marketing Agent anticipates will be realized or, even if substantially realized, that they will result in the expected consequences to, or have the expected effects on, the Trust’s operations or the value of the Shares. Neither the Sponsor, Marketing Agent nor any other person assumes responsibility for the accuracy or completeness of the forward-looking statements. Neither the Trust, Marketing Agent nor the Sponsor is under a duty to update any of the forward-looking statements to conform such statements to actual results or to reflect a change in the Sponsor’s or Marketing Agent’s expectation or projections.
ETFs trade like stocks, are subject to investment risk and will fluctuate in market value. The value of the Shares relates directly to the value of the gold held by the Trust (less Trust expenses) and fluctuations in the price of gold could materially adversely affect an investment in the Shares.

Investors should be aware that there is no assurance that gold will maintain its long-term value in terms of purchasing power in the future. In the event that the price of gold declines, the Sponsor and the Marketing Agent expect the value of an investment in the Shares to similarly decline proportionately.
Not FDIC Insured – No Bank Guarantee – May Lose Value
Shareholders of the Trust will not have the protections associated with ownership of shares in an investment company registered under the Investment Company Act of 1940 or the protections afforded by the Commodity Exchange Act of 1936. The Trust is not registered as an investment company under the Investment Company Act of 1940 and is not required to register under such act. Neither the Sponsor nor the Trustee of the Trust is subject to regulation by the CFTC. Shareholders will not have the regulatory protections provided to investors in CEA-regulated instruments or commodity pools.
For more complete information, please call 866.320.4053 or visit www.spdrgoldshares.com today.
“SPDR®” is a registered trademark of Standard & Poor’s Financial Services LLC (“S&P”) and has been licensed for use by State Street Corporation. No financial product offered by State Street Corporation or its affiliates is sponsored, endorsed, sold or promoted by S&P or its Affiliates, and S&P and its affiliates make no representation, warranty or condition regarding the advisability of buying, selling or holding units/shares in such products. Standard & Poor’s®, S&P®, SPDR®, S&P 500® and Select Sector SPDRs® are registered trademark of Standard & Poor’s Financial Services LLC and have been licensed for use by State Street Corporation.
WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL MCGRAW-HILL HAVE ANY LIABILITY FOR ANY SPECIAL PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGES (INCLUDING, BUT NOT LIMITED TO, LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF DAMAGES.
State Street Global Markets, LLC, Member NASD and SIPC.
Before investing, consider the funds’ investment objectives, risks, charges and expenses. To obtain a prospectus or summary prospectus which contains this and other information, call 866.787.2257 or visit www.spdrs.com. Read it carefully.
IBG-1417
EXP. Date: 12/31/2010

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.